04019475

SECURITIES [AND EXCHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bison Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 32nd Avenue South
(No. and Street)

Fargo (City) ND (State) 58103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Davis 701-293-0064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

406 Main Avenue, Suite 3000 (Address) Fargo (City) ND (State) 58103 (Zip Code)

SEC MAIL RECEIVED JUN 15 2004 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bison Capital, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELLEY TROLLEY
Notary Public
State of North Dakota
My Commission Expires AUG 18, 2007

Signature

Title

Notary Public 6-14-04

SHELLEY TROLLEY
Notary Public
State of North Dakota
My Commission Expires AUG 18, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISON CAPITAL, INC.

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

We have audited the accompanying statement of financial condition of **Bison Capital, Inc.** as of March 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **Bison Capital, Inc.** as of March 31, 2003, were audited by other auditors whose report dated May 12, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Bison Capital, Inc.** as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
May 27, 2004

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

BISON CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 17,091	$ 54,948
Commissions receivable	-	4,000
Prepaid expenses	919	1,009
Total current assets	18,010	59,957
FURNITURE AND FIXTURES, at cost, less accumulated depreciation of $1,447 in 2004 and $1,422 in 2003	12	37
OTHER ASSETS		
Deferred tax asset, net of valuation allowance of $14,900 in 2004	-	13,000
	$ 18,022	$ 72,994
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITY		
Accounts payable	$ 3,150	$ 1,206
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share		
Authorized, 100,000 shares		
Issued, 50,000 shares	50,000	50,000
Additional paid-in capital	85,500	85,500
Retained earnings (deficit)	(120,628)	(63,712)
	14,872	71,788
	$ 18,022	$ 72,994

See Notes to Financial Statements

BISON CAPITAL, INC.
STATEMENTS OF OPERATIONS AND STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
OPERATIONS		
REVENUE		
Commissions	$ 11,143	$ 63,359
Interest	134	287
	11,277	63,646
OPERATING EXPENSES		
Office rent and management fees	12,000	7,500
Professional services	4,524	4,798
Fees and licenses	2,126	1,218
Office supplies and miscellaneous	558	999
Insurance and bonds	519	523
Travel	178	39
Education and training	170	250
Advertising	93	465
Depreciation	25	25
Commissions	-	3,000
	20,193	18,817
INCOME (LOSS) BEFORE INCOME TAXES	(8,916)	44,829
INCOME TAXES	13,000	9,800
NET INCOME (LOSS)	$ (21,916)	$ 35,029

STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE, MARCH 31, 2002	$ 50,000	$ 82,500	$ (98,741)	$ 33,759
Contributions	-	3,000	-	3,000
Net income	-	-	35,029	35,029
BALANCE, MARCH 31, 2003	50,000	85,500	(63,712)	71,788
Distributions	-	-	(35,000)	(35,000)
Net loss	-	-	(21,916)	(21,916)
BALANCE, MARCH 31, 2004	$ 50,000	$ 85,500	$ (120,628)	$ 14,872

BISON CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES		
Net income (loss)	$ (21,916)	$ 35,029
Adjustments to reconcile change in net income (loss) to net cash from operating activities		
Depreciation	25	25
Deferred taxes	13,000	9,800
Changes in assets and liabilities		
Commissions receivable	4,000	(4,000)
Supplies inventory	-	250
Prepaid expenses	90	379
Accounts payable	1,944	270
NET CASH FROM (USED FOR) OPERATING ACTIVITIES	(2,857)	41,753
FINANCING ACTIVITY		
Capital contributions (distributions)	(35,000)	3,000
NET CHANGE IN CASH	(37,857)	44,753
CASH AT BEGINNING OF YEAR	54,948	10,195
CASH AT END OF YEAR	$ 17,091	$ 54,948

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bison Capital, Inc. is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Fargo, North Dakota with representatives in Fargo and Bismarck, North Dakota. The Company's primary source of revenue is providing brokerage services to its customers.

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(I) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

Security Transactions

Commission revenue and expenses are reflected in these financial statements as of the trade date.

Income Taxes

Accounting policies used for federal and state income tax purposes are consistent with those used for financial reporting purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Costs for advertising are expensed as incurred.

Depreciation

Depreciation is computed on an accelerated method using estimated useful lives of five to seven years.

(continued on next page)

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2004 and 2003, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2004	2003
Net capital ratio	**.23:1**	.02:1
Net capital	**$ 13,941**	$ 53,742
Net capital requirement	**$ 5,000**	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4 - INCOME TAXES

	2004	2003
Deferred tax asset, beginning of year	**$ 13,000**	$ 22,800
Current year benefit (provision)	**1,900**	(9,800)
Deferred tax asset, end of year	**14,900**	13,000
Less valuation allowance	**(14,900)**	-
Deferred tax asset, net of allowance	**$ -**	$ 13,000

On March 31, 2004 and 2003, a deferred tax asset of $14,900 and $13,000, respectively, has been recorded based on the net operating loss carryover being utilized over a fifteen-year period beginning March 31, 1995. Due to the pending sale of the Company, a deferred tax asset valuation allowance of $14,900 was recorded in 2004 as the tax loss carryovers are not expected to be utilized before they begin to expire in 2010.

(continued on next page)

NOTE 5 - RELATED PARTY TRANSACTIONS

During 2004 and 2003, the Company incurred rent and management fee expense of $12,000 and $7,500, respectively, to Dakota REIT Management, Inc. a corporation which is owned by George Gaukler, a vice president of the Company. At March 31, 2004, the Company owed $3,000 to Dakota REIT Management, Inc. for payment of rent and management fees. This amount is included in accounts payable at March 31, 2004.

The Company received sales commissions totaling $10,680 and $44,610 in 2004 and 2003, respectively, from Dakota Real Estate Investment Trust, an entity in which George Gaukler is on the Board of Trustees.

The Company received sales commissions totaling $14,000 in 2003, from PDA LLLP, an entity in which George Gaukler is the General Partner.

The Company recorded sales commissions receivable totaling $4,000 in 2003, from 32nd Center LLLP, an entity in which George Gaukler is the General Partner. This amount was received by the Company in 2004.

During 2004, the Company made a cash distribution of $35,000 to the sole shareholder.

NOTE 6 - SALE OF THE COMPANY

During 2004, George Gaukler, the sole shareholder of the Company, entered into an agreement to sell all of the stock of the Company to a third party pending approval from the appropriate agencies. The sale of the Company stock is expected to be completed in June, 2004.

BISON CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2004

		Schedule I
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$	14,872
Deductions		
Nonallowable assets:		
Prepaid expenses		(919)
Furniture and fixtures		(12)
Net capital	$	13,941
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	8,941
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	13,626
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	3,150
Ratio of aggregate indebtedness to net capital		.23:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	13,942
Rounding		(1)
	$	13,941
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	3,150
Audit adjustments		-
	$	3,150

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplementary schedule of **Bison Capital, Inc.** for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Bison Capital, Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; in recordation of differences required by Rule 17a-13; and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of **Bison Capital, Inc.** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **Bison Capital, Inc.'s** practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
May 27, 2004